Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606

Tel: (312) 407-0700
Fax: (312) 407-0411
September 26, 2005
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Station Place
100 F Street, NE
Washington, D.C. 20549

Re:	Filing of Amendment No. 2 to Registration Statement on
Form S-1 of US BioEnergy Corporation
(File No. 333-136279)

Ladies and Gentlemen:
     On behalf of US BioEnergy Corporation, a South Dakota corporation (the “Company”), we transmit herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”), an amendment (“Amendment No. 2”) to the Registration Statement on Form S-1 (File No. 333-136279) which was filed on August 3, 2006 (“Registration Statement”). The Company is filing Amendment No. 2 for the purpose of filing Exhibits 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 4.2, 4.3, 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.16, 10.17, 10.18, 10.19, 10.20, 10.21, 10.22, 10.23, 10.24, 10.25, 10.26, 10.27 and 10.28 to the Registration Statement. Amendment No. 2 does not modify any provision of the prospectus constituting Part I of the Registration Statement or Items 13, 14, 15, 16(b) or 17 of Part II of the Registration Statement. Accordingly, such prospectus and Items 13, 14, 15, 16(b) and 17 of Part II have not been included in the filing.
     If you have any questions or comments in connection with Amendment No. 2, please contact the undersigned at (312) 407-0517 or Richard C. Witzel, Jr. at (312) 407-0784.

Very truly yours,
/s/ Joseph T. Ceithaml